C.W.


02003647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 27 2002
354
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 28886

3-4-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robotti & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue
(No. and Street)

New York, (City) NY (State) 10017-3808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Robotti 212-986-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAS, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway, (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company, Incorporated, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Daniel DePalma
Notary Public, State of New York
No. 01DE5024985
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires March 21, 20-02

[signature]
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBOTTI & COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

p:\nyclnts\clients\c72280\123101fs

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To Officers and Directors of
Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, NY 10017

We have audited the accompanying statement of financial condition of Robotti & Company, Incorporated as of December 31, 2001, and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robotti & Company, Incorporated as of December 31, 2001, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
January 15, 2002

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ROBOTTI & COMPANY, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 11,871
Due from clearing broker	367,129
Securities owned, at market value:	
Trading	721,306
Investments	689,336
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $140,390)	115,907
Prepaid income taxes	24,492
Other	27,926
Total assets	$ 1,957,967

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 42,306
Accounts payable and accrued expenses	207,992
Total liabilities	250,298
Commitment	
Stockholders' equity	
Common stock - $.01 par value	
Authorized: 1,000,000 shares	
Issued and outstanding: 175,000 shares	1,750
Additional paid-in capital	143,250
Retained earnings	1,562,669
Total stockholders' equity	1,707,669
Total liabilities and stockholders' equity	$ 1,957,967

The accompanying notes are an integral part of this financial statement.

ROBOTTI & COMPANY, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). As a securities broker-dealer, the Company engages in several classes of services including principal transactions and agency transactions. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a settlement date basis. Securities owned or sold, not yet purchased by the Company, are valued at market and the resulting unrealized gains or losses are reflected in income. There is no material difference between the trade date and settlement date.

(c) Depreciation and Amortization

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over their estimated useful lives.

(d) Income Taxes

The Company files its tax returns under subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax laws. Accordingly, no provision has been made for federal taxes, except for city income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

New York City tax law does not recognize "S" Corporation status.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

(e) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(f) Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a monthly basis over the term of the contract.

Note 2 - Due From Clearing Broker

Due from clearing broker at December 31, 2001 consists of the following:

Clearing deposit	$ 103,064
Receivables from clearing organization	264,065
	$ 367,129

Note 3 - Securities Owned and Sold, Not Yet Purchased

Securities consisted of corporate stocks at December 31, 2001.

Note 4 - Commitment

The Company leases office space under an agreement expiring on May 31, 2005.

Future minimum annual lease payments under the lease are as follows:

Year	Amount
2002	$ 127,668
2003	131,908
2004	136,250
2005	58,422
	$ 454,248

Note 5 - Related Party Transactions

Insurance brokerage services are provided by a company owned by a member of an officer's family. Total insurance premiums paid to that related party totaled $7,298 for the year ended December 31, 2001.

Note 6 - Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers Inc., the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, the greater of $100,000, of one fifteenth of aggregate indebtedness, as defined, or $2,500 for each security in which the Company makes a market for which the market value exceeds $5, plus $1,000 for each security in which the Company makes a market for which the market value is $5 or less, but not to exceed $1,000,000. At December 31, 2001, the Company had net capital of $615,144, which exceeded requirements of $100,000 by $515,144.

Note 7 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2001 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

Note 8 - Employee Benefit Plan

The Company has adopted a savings incentive match plan for employees (simple plan). Under the plan's nonelective contribution option, the Company's contribution for the year ended December 31, 2001 totaled $20,182 representing two percent of qualified wages of all employees earning at least $5,000 up to a maximum of $170,000 during the year.

A copy of the Company's Statement of Financial Condition, as of December 31, 2001, pursuant to SEC rule 17a-5, is available for inspection at the Company's main office and at the regional office of the SEC.